Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
29 July 2010
REED ELSEVIER 2010 INTERIM RESULTS

➢	Improved overall trading performance; underlying revenue growth of 1%
–	late cycle effects on core subscription revenues

–	advertising and promotional markets appear to be stabilising
➢	Increased investment particularly in legal business

➢	First half eps includes full dilution from July 2009 equity placing

➢	Strong cash generation; solid financial position

➢	Good progress on business priorities

				Change at
	Six months ended 30 June			constant
	2010	2009	Change	currencies
Reed Elsevier	£m	£m	%	%
Revenue	2,992	3,060	-2%	-1%
Adjusted operating profit	758	782	-3%	-3%
Adjusted operating margin	25.3%	25.6%
Reported operating profit	543	316	+72%
Adjusted pre tax profit	624	644	-3%	-4%
Adjusted operating cash flow	743	717	+4%	+5%
Net borrowings	3,848	5,058

	Reed Elsevier PLC			Reed Elsevier NV
	Six months ended 30 June			Six months ended 30 June
Parent Companies	2010	2009	Change %	2010	2009	Change %
Adjusted earnings per share	21.3p	24.5p	-13%	€0.38	€0.42	-11%
Reported earnings per share	13.2p	7.1p	+86%	€0.25	€0.14	+79%
Ordinary dividend per share	5.4p	5.4p	0%	€0.109	€0.107	+2%
Adjusted figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26 and note 2 to the respective parent company financial information on pages 32 and 37.
Commenting on the results, Anthony Habgood, Chairman of Reed Elsevier, said:
“Reed Elsevier has delivered improved trading performance in the first half of the year, with revenues ahead 1%, excluding portfolio changes, against a 7% decline in the first half of last year. This reflects, in particular, a significant moderation in the rate of decline in advertising and promotion markets, which appear to be stabilising. The subscription nature of much of our revenues, whilst providing considerable resilience in the recent downturn, means that growth will lag improvements in economic conditions. I am, however, confident that the good progress that management is making on individual business priorities will deliver further improvements in performance. Reed Elsevier’s financial position remains strong with good cash generation and capital discipline.”

Reed Elsevier 2010 Interim Results      2
Reed Elsevier’s Chief Executive Officer, Erik Engstrom, commented:
“We have made considerable progress in the first half against our business priorities. Subscription renewals in our science and medical business have been completed in line with our expectations in a difficult academic budget environment. Within LexisNexis, we have sharpened our focus on the legal and risk solutions businesses in their respective markets; good progress has been made in the development of the next generation of our legal products and supporting infrastructure; strong products are driving growth in risk solutions and the integration of ChoicePoint is on plan. In exhibitions, we have stepped up launches in high growth markets and the outlook is improving. In Reed Business Information, we have continued to grow data services, restructure the print businesses and reduce the cost base.
While we have seen an improvement in the general economic environment and the actions we are taking are beginning to bear fruit, recovery will be gradual as conditions remain constrained in many of our markets. Against this backdrop, I am pleased with the way our business is developing.”

➢	Elsevier (42% of adjusted operating profits)
•	Revenue growth +2%, adjusted operating profit +4%, at constant currency

•	Science and medical journal subscription renewals as expected; academic budget environment difficult

•	Strong growth in nursing and health professional education; moderating declines in pharma promotion
➢	LexisNexis (37% of adjusted operating profits)
•	Revenue flat, adjusted operating profit -14%, at constant currency

•	Law firm markets in US and internationally see late cycle effects of legal activity slowdown; US corporate, government and academic markets remain weak

•	Good growth in Risk Solutions; strong insurance products; improved performance in screening

•	Increased spending on product development, infrastructure, sales and marketing in the legal business
➢	Reed Exhibitions (16% of adjusted operating profits)
•	Revenue growth +9%, adjusted operating profit +4%, at constant currency

•	Lower revenues in annual shows on reduced space sales; benefit of net cycling in of biennial shows

•	Attendance growing at majority of annual events

•	Expanded launch programme in high growth segments
➢	Reed Business Information (5% of adjusted operating profits)
•	Revenue -19% (- 4% underlying), adjusted operating profit +1% (+4% underlying), at constant currency

•	Sale and closure of non-core assets, most notably US controlled circulation titles

•	Continued good growth in data services; advertising declines moderated

•	Significant actions to reduce cost base
➢	Strong cash generation and improved financial position
•	Conversion of adjusted operating profit into cash at 98%

•	Free cash flow of £606m before restructuring spend and dividends

•	Net debt at 30 June 2010 £3.8bn ($5.8bn; €4.7bn)

•	Net debt/adjusted LTM ebitda: 2.0x (2.7x pensions and lease adjusted)

Reed Elsevier 2010 Interim Results      3
Parent company earnings per share and dividends
➢	Adjusted earnings per share -13% to 21.3p for Reed Elsevier PLC and -11% to €0.38 for Reed Elsevier NV; -14% at constant currencies.

➢	Equity placing in July 2009 has 8% dilutive effect on adjusted earnings per share in first half (second half largely unaffected; est. 4% dilution for full year).

➢	Reported earnings per share +86% to 13.2p for Reed Elsevier PLC and +79% to €0.25 for Reed Elsevier NV; principally reflects Reed Business Information intangible asset and goodwill impairment in 2009 and lower exceptional restructuring charges.

➢	Reed Elsevier PLC interim dividend unchanged at 5.4p; equalised Reed Elsevier NV interim dividend +2% to €0.109. (Difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement date.)
Outlook
As expected, declines in customer activity levels and budgets over the last two years are constraining the development of subscription revenues in our core professional markets. Advertising and promotion markets are stabilising although we remain cautious. As previously stated, we expect to report a modest reduction year on year in adjusted operating margin due to a weak revenue environment and increased investment in legal markets. We will continue to benefit from the actions we are taking in our businesses. Any sustained recovery remains dependent on improving economic conditions and is expected to be gradual.
➢	Elsevier: Good momentum is continuing in Health Sciences from the growth in the health professions and the increasing adoption of online resources, although pharma promotion revenues remain weak. In Science and Technology, we are continuing to evolve electronic tools for scientific researchers. Overall revenue growth is expected to continue albeit lower than in the prior year as academic budget constraints remain.

➢	LexisNexis: Trends seen in US legal and international markets are expected to continue with late cycle effects on subscription revenues. In Risk Solutions, good growth is continuing in the insurance segment whereas improvements in the more cyclical markets remain tentative. As previously stated, the overall adjusted operating margin for LexisNexis is expected to be lower in 2010, reflecting a weak revenue environment and increases in spend on product development, infrastructure, and sales and marketing in the Legal business, partly mitigated by cost actions and the growing profitability of the Risk Solutions business. With increased focus on their distinct markets, preparations are progressing to separate the Risk Solutions and global legal businesses.

➢	Reed Exhibitions: Whilst comparatives are getting easier and attendance levels are increasing at the majority of shows held, space bookings for 2010 events overall remain behind prior year levels and annual show revenues are expected to be lower. 2010 does however benefit from the net cycling in of biennial shows which is expected to deliver overall growth. There are some encouraging signs emerging in the forward space bookings for events in 2011, although these vary by sector, geography and timing of the shows; 2011 will, however, see the net cycling out of biennial shows.

➢	Reed Business Information: Data services continue to grow. There are some signs of stabilisation in advertising and promotion markets although a sustained recovery remains dependent on improving overall economic conditions. Reshaping of the portfolio will continue.

Reed Elsevier 2010 Interim Results      4

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 (0)20 7166 5630	+44 (0)20 7166 5646
FORWARD LOOKING STATEMENTS
This Interim Results statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Reed Elsevier 2010 Interim Results      5
Operating and financial review
OPERATING REVIEW

	£			€			%	%
	Six months ended 30 June			Six months ended 30 June			Change at	Underlying
	2010	2009	Change	2010	2009	Change	constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Revenue
Elsevier	955	944	+1%	1,098	1,057	+4%	+2%	+2%
LexisNexis	1,280	1,297	-1%	1,472	1,453	+1%	0%	0%
Reed Exhibitions	383	356	+8%	441	399	+11%	+9%	+8%
Reed Business Information	374	463	-19%	430	518	-17%	-19%	-4%

Total	2,992	3,060	-2%	3,441	3,427	0%	-1%	+1%

Adjusted operating profit
Elsevier	319	305	+5%	367	342	+7%	+4%	+4%
LexisNexis	280	330	-15%	322	370	-13%	-14%	-14%
Reed Exhibitions	123	119	+3%	142	133	+7%	+4%	+4%
Reed Business Information	40	39	+3%	46	44	+5%	+1%	+4%
Unallocated items	(4)	(11)		(5)	(13)

Total	758	782	-3%	872	876	0%	-3%	-3%

Adjusted figures are supplemental measures used by management. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information on page 26. The reported operating profit figures are set out in note 2 on page 22.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals. Constant currency growth rates are based on 2009 full year average and hedge exchange rates.
Elsevier

	£				€				%		%
	Six months ended 30 June				Six months ended 30 June				Change at		Underlying
	2010	2009	Change		2010	2009	Change		constant		growth
	£m	£m	%		€m	€m	%		currencies		rates

Revenue
Science & Technology	503	495	+2%		578	554	+4%		+2%		+2%
Health Sciences	452	449	+1%		520	503	+3%		+2%		+2%

	955	944	+1%		1,098	1,057	+4%		+2%		+2%

Adjusted operating profit	319	305	+5%		367	342	+7%		+4%		+4%
Adjusted operating margin	33.4%	32.3%	+1.1	pts	33.4%	32.3%	+1.1	pts	+0.7	pts	+0.7	pts

Elsevier saw continued revenue growth in the first half albeit at a lower rate than in the prior year reflecting the difficult academic budget environment.
Revenues and adjusted operating profits increased by 2% and 4% respectively at constant currencies, both before and after minor acquisitions, with the improvement in adjusted operating margin reflecting tight cost control and the net benefit of the journal subscription currency hedging programme. Underlying cost growth was 1%, contained by additional cost savings in offshore production, procurement renegotiations and the streamlining of operations and support services whilst continuing to add staff in new product development, sales and marketing. The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 29.4%, up 3.4 percentage points reflecting in particular the absence of exceptional restructuring costs.

Reed Elsevier 2010 Interim Results      6
Operating and financial review
Science & Technology saw revenue growth of 2% at constant currencies in the difficult academic budget environment in which ScienceDirect and other subscriptions have been renewed. Publishing volumes and usage have continued to grow strongly and Elsevier has worked closely with academic customers to ensure that their growing information and research productivity needs can be met. The overall revenue growth includes strong sales performances in electronic reference and the Scopus abstract and indexing database services.
In Health Sciences, revenues were up 2% at constant currencies. Good growth was seen in nursing and health professional education and in the majority of electronic clinical reference and decision support. This was tempered by low growth in medical research, which reflects the same academic budget pressures seen in Science & Technology, and continuing declines in pharma promotion markets. Pharma promotion and other advertising revenues, which account for approximately 20% of Health Sciences’ revenues, were down 4%. This represents a modest recovery in US advertising markets but continuing declines in Europe. Excluding pharma promotion and other advertising, revenues were 3% ahead at constant currencies.
Good momentum is continuing in Health Sciences from the growth in the health professions and the increasing adoption of online resources, although pharma promotion revenues remain weak. In Science and Technology we are continuing to evolve electronic tools for scientific researchers. Overall revenue growth is expected to continue albeit lower than in the prior year as academic budget constraints remain.
LexisNexis

	£				€				%		%
	Six months ended 30 June				Six months ended 30 June				Change		Underlying
	2010	2009	Change		2010	2009	Change		at constant		growth
	£m	£m	%		€m	€m	%		currencies		rates

Revenue
US Legal	551	575	-4%		634	644	-2%		-2%		-1%
International	265	266	0%		305	298	+2%		-4%		-4%
Risk Solutions	464	456	+2%		533	511	+4%		+4%		+4%

	1,280	1,297	-1%		1,472	1,453	+1%		0%		0%

Adjusted operating profit	280	330	-15%		322	370	-13%		-14%		-14%
Adjusted operating margin	21.9%	25.4%	-3.5	pts	21.9%	25.4%	-3.5	pts	-3.7	pts	-3.7	pts

LexisNexis saw good growth in the Risk Solutions business in the first half whilst the US and International legal businesses continued to be affected by late cycle pressures. Adjusted operating margin was lower due to the weaker revenues in the legal businesses and the increased spending in new product development, infrastructure and sales and marketing.
LexisNexis revenues were flat and adjusted operating profits 14% lower at constant currencies, both before and after minor acquisitions and disposals. The adjusted operating margin decline of 3.5 percentage points reflects the flat revenues and the increases in spending on new product development, infrastructure and sales and marketing in the US legal business. This is partly offset by the continuing benefit of good growth in the Risk Solutions business and further savings from the cost actions taken. The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring and acquisition integration costs, was 11.3%, down 0.8 percentage points.
The Risk Solutions business saw revenues grow 4% at constant currencies. Strong revenue growth in the insurance segment of 8% was driven by high transactional activity in the auto and property insurance markets and increasing sales of data and analytics products. The screening business also grew well, reflecting a strong spring hiring season,

Reed Elsevier 2010 Interim Results      7
Operating and financial review
whilst collections and financial services remained weak. The integration of ChoicePoint continues on plan with additional cost savings in technology, content and operating efficiencies.
The US legal business saw underlying revenues 1% lower at constant currencies. The decline was largely driven by the continued contraction in corporate, government and academic markets which were 6% lower with reduced transactional activity and a very tough budgetary environment for customers, impacting in particular the news and business information databases. US law firm revenues including directory listings were up 2% but would have been down 2% ignoring the effects of last year’s revenue recognition change in Martindale Hubbell. Subscription revenues remained under pressure as contract renewals reflect the lower levels of law firm activity and lawyer employment than was the case when they were last agreed, typically two to three years ago. Similarly, budget cut backs affect transactional sales, particularly of print product. By contrast, strong growth was seen in litigation solutions, practice management and other services for law firms. Good progress is being made in developing the next generation of legal products, and the advanced back office infrastructure to support them, to be progressively introduced over the next few years. Sales coverage has been expanded, with strong growth in new contracts sold in the small law firm market. New features are also being progressively added to existing services such as the well received Lexis for Microsoft Office.
The LexisNexis International business saw revenues decline 4% at constant currencies, partly due to unfavourable publication timing versus the prior first half. Print attrition has been particularly pronounced in the UK as law firms cut back on spending and place increasing reliance on online services. Legal online and solutions revenues, which now account for approximately 44% of the International business, grew 6% with increasing penetration of online services across all geographies.
Trends seen in US legal and international markets are expected to continue with late cycle effects on subscription revenues. In Risk Solutions, good growth is continuing in the insurance segment whereas improvements in the more cyclical markets remain tentative. As previously stated, the overall adjusted operating margin for LexisNexis is expected to be lower in 2010, reflecting a weak revenue environment and increases in spend on product development, infrastructure, and sales and marketing in the legal business, partly mitigated by cost actions and the growing profitability of the Risk Solutions business. With increased focus on their distinct markets, preparations are progressing to separate the risk solutions and global legal businesses.
Reed Exhibitions

	£				€				%		%
	Six months ended 30 June				Six months ended 30 June				Change		Underlying
	2010	2009	Change		2010	2009	Change		at constant		growth
	£m	£m	%		€m	€m	%		currencies		rates

Revenue	383	356	+8%		441	399	+11%		+9%		+8%

Adjusted operating profit	123	119	+3%		142	133	+7%		+4%		+4%
Adjusted operating margin	32.1%	33.4%	-1.3	pts	32.1%	33.4%	-1.3	pts	-1.5	pts	-1.4	pts

Reed Exhibitions has had an encouraging first half with a significantly moderated decline in annual show revenues and growth driven by the cycling in of biennial exhibitions.
Revenues and adjusted operating profits were up 9% and 4% respectively at constant currencies, or 8% and 4% before minor acquisitions. Adjusted for biennial show cycling, revenues and adjusted operating profits were lower by 6% and 13% respectively reflecting late cycle effects. The reduction in adjusted operating margin reflects the revenue decline in annual shows. The adjusted operating margin in the first half is higher than for the year as a

Reed Elsevier 2010 Interim Results      8
Operating and financial review
whole due to the seasonality of revenue. The operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was up 0.7 percentage points to 27.9%, before taking account of the prior year impairment charges on certain minor shows.
Revenue decline in annual shows was 6% at constant currencies, a significantly reduced rate of decline than the 17% seen in the prior first half. The performance varied considerably by region and sector. The two largest markets, Europe and the US, which accounted for almost 80% of annual show sales were lower by 2% and 10% respectively, whilst Japan in particular saw significant declines in its retail and technology shows. By contrast, the shows in China, Russia and Brazil grew strongly although some of these are joint ventures and are therefore not included in the reported revenues. Overall, the shows have been successful with growing attendances at the majority of annual events and strong satisfaction expressed by exhibitors and visitors. Encouragingly, a number of shows have seen late surges in space sales and visitor attendance and many are seeing increased levels of space bookings for next year’s events.
Whilst comparatives are getting easier and attendance levels are increasing at the majority of shows held, space bookings for 2010 events overall remain behind prior year levels and annual show revenues are expected to be lower. 2010 does however benefit from the net cycling in of biennial shows which is expected to deliver overall growth. There are some encouraging signs in the forward space bookings for events in 2011, although these vary by sector, geography and timing of the shows; 2011 will, however, see the net cycling out of biennial shows.
Reed Business Information

	£			€			%	%
	Six months ended 30 June			Six months ended 30 June			Change	Underlying
	2010	2009	Change	2010	2009	Change	at constant	growth
	£m	£m	%	€m	€m	%	currencies	rates

Revenue
UK	137	134	+2%	158	150	+5%	+2%	-4%
US	76	135	-44%	87	151	-42%	-42%	-7%
NL	87	102	-15%	100	114	-12%	-13%	-5%
International	74	92	-20%	85	103	-17%	-24%	-3%

	374	463	-19%	430	518	-17%	-19%	-4%

Adjusted operating profit	40	39	+3%	46	44	+5%	+1%	+4%
Adjusted operating margin	10.7%	8.4%	+2.3pts	10.7%	8.4%	+2.3pts	+2.1pts	+1.1pts

Reed Business Information saw good growth in data services and moderating declines in advertising markets. Significant asset disposals were completed in the first half and restructuring of the business continued.
Revenues were down 19% and adjusted operating profits up 1% at constant currencies, or down 4% and up 4% respectively before portfolio changes. The adjusted operating margin was up 2.3 percentage points to 10.7% reflecting the impact of the restructuring actions and the divestment of unprofitable assets. Underlying costs were reduced by a further 6%. The operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was up 10.6 percentage points to 3.7%, before taking account of impairment charges in 2009.
The sale and closure of the US controlled circulation and certain other titles were completed together with the sale of RBI Germany and clusters of titles in the Netherlands, UK, Ireland and Asia. Significant cost actions have been taken across RBI including downsizing to reflect the revenue reductions, the consolidation and streamlining of operations and real estate, offshoring of certain editorial and production processes, and supplier renegotiations.

Reed Elsevier 2010 Interim Results      9
Operating and financial review
RBI’s major data services businesses, accounting for approximately 20% of RBI revenues, were up 5% with strong growth in ICIS, Bankers Almanac and XpertHR moderated by weakness in US construction markets. The major online marketing solutions businesses, accounting for approximately 13% of RBI revenues, were up 3% with a continued strong performance in the Hotfrog web search business and a recovery in TotalJobs online recruitment services partly offset by decline in directories. Business magazines and related services, accounting for approximately 67% of RBI revenues, saw underlying revenue 8% lower driven by print advertising declines which exceeded online growth.
Data services continue to grow. There are some signs of stabilisation in advertising and promotion markets although a sustained recovery remains dependent on improving overall economic conditions.

Reed Elsevier 2010 Interim Results      10
Operating and financial review
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Currency
The average exchange rates in the first half of the year compared with the prior first half saw sterling slightly stronger against both the US dollar and the euro, whilst the euro was unchanged against the US dollar. This gives a small adverse effect on translation of reported results expressed in sterling, mitigated by a small net favourable effect of the journal subscriptions currency hedging programme, and a small favourable effect when expressed in euros.
Reported figures

	£			€			%
	Six months ended 30 June			Six months ended 30 June			Change
	2010	2009	Change	2010	2009	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Reported figures
Revenue	2,992	3,060	-2%	3,441	3,427	0%	-1%
Reported operating profit	543	316	+72%	624	354	+76%	+67%
Reported pre tax profit	412	188	+119%	474	211	+125%	+106%
Reported profit attributable	316	161	+96%	363	181	+101%	+80%

(The reported figures include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below.)
Revenue was £2,992m/€3,441m (2009: £3,060m/€3,427m), down 2% expressed in sterling and flat when expressed in euros. At constant exchange rates, revenue was down 1% compared with the prior first half. Underlying revenues, ie before acquisitions and disposals, principally the divestment of RBI’s US controlled circulation and certain other titles, were 1% higher compared with the prior first half.
Reported operating profit, after amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, was £543m/€624m compared with £316m/€354m in the prior first half which included intangible asset and goodwill impairment charges and higher exceptional restructuring spend.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £172m/€198m (2009: £195m/€218m), down £23m/€20m as a result of disposals and prior year impairments. Charges for impairment of acquired intangible assets and goodwill were nil (2009: £140m/€157m principally relating to the RBI US business).
Exceptional restructuring costs incurred, relating to the continued restructuring of RBI, amounted to £13m/€15m (2009: £103m/€115m relating to the major restructuring programmes across Reed Elsevier announced in February 2008 and 2009) and included severance and related vacant property costs. Acquisition integration costs amounted to £24m/€28m (2009: £22m/€25m) principally in respect of the integration of the ChoicePoint business into LexisNexis.
Disposals and other non operating gains of £3m/€4m principally relate to gains on revaluation and disposal of investments.

Reed Elsevier 2010 Interim Results      11
Operating and financial review
Net finance costs were £134m/€154m (2009: £138m/€154m), with the benefit of free cash flow and the July 2009 share placings offset by the impact of higher coupon fixed rate term debt issued in 2009.
The reported profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and non operating items, was £412m/€474m (2009: £188m/€211m).
The reported tax charge was higher at £94m/€108m (2009: £25m/€28m) reflecting the increased reported profit before tax compared with the prior first half. The reported attributable profit was £316m/€363m (2009: £161m/€181m).
Adjusted figures

	£			€			%
	Six months ended 30 June			Six months ended 30 June			Change
	2010	2009	Change	2010	2009	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Adjusted figures
Adjusted operating profit	758	782	-3%	872	876	0%	-3%
Adjusted operating margin	25.3%	25.6%		25.3%	25.6%
Adjusted pre tax profit	624	644	-3%	718	722	-1%	-4%
Adjusted profit attributable	482	503	-4%	554	563	-2%	-5%
Adjusted operating cash flow	743	717	+4%	854	803	+6%	+5%
Cash flow conversion	98%	92%		98%	92%

(Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs in 2009 relate to the major restructuring programmes announced in February 2008 and 2009 and in 2010 relate to the continued restructuring of RBI. Acquisition related costs relate to acquisition integration and, from 2010, professional and other transaction related fees and adjustments to deferred consideration now required to be expensed under international financial reporting standards effective this year. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are set out in note 4 to the combined financial information. Comparison at constant exchange rates uses 2009 full year average and hedge exchange rates.)
Adjusted operating profit was £758m/€872m (2009: £782m/€876m), down 3% expressed in sterling and flat in euros. At constant exchange rates, adjusted operating profits were down 3%. Underlying adjusted operating profits, ie before acquisitions and disposals, were also 3% lower.
The overall adjusted operating margin at 25.3% was 0.3 percentage points lower than in the prior first half, or 1.0% percentage points lower underlying, ie before the benefit to margin of the asset disposals in Reed Business Information. The underlying margin decline principally reflects the weak revenue environment, increased investment in new product development and infrastructure, and increased spend on sales and marketing in legal markets, partly mitigated by additional savings from the prior year restructuring programme and other cost actions.
The net pension expense was £30m/€35m (2009: £31m/€35m), excluding the unallocated net pension financing credit. The net pension financing credit was £13m/€15m (2009: £2m/€2m) reflecting the higher market value of scheme assets at the beginning of the year compared with a year before. Restructuring costs, other than in respect of the exceptional restructuring programme in RBI and acquisition integration, were £11m/€13m.

Reed Elsevier 2010 Interim Results      12
Operating and financial review
Net interest expense was £134m/€154m (2009: £138m/€154m), with the benefit of free cash flow and the July 2009 share placings offset by the impact of higher coupon fixed rate term debt issued in 2009.
Adjusted profit before tax was £624m/€718m (2009: £644m/€722m), down 3% expressed in sterling and down 1% in euros. At constant exchange rates, adjusted profit before tax was down 4% reflecting the gearing on lower adjusted operating profit.
The effective tax rate on adjusted profit before tax at 22.5% was similar to the 2009 full year effective rate. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs over the longer term. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.
The adjusted profit attributable to shareholders of £482m/€554m (2009: £503m/€563m) was down 4% expressed in sterling and 2% in euros. At constant exchange rates, adjusted profit attributable to shareholders was down 5%.
Cash flows
Adjusted operating cash flow was £743m/€854m (2009: £717m/€803m), up 4% when expressed in sterling and up 6% in euros, or up 5% at constant currencies.
The rate of conversion of adjusted operating profits into cash flow in the first half was 98% (2009: 92%). The first half cash flow is somewhat variable reflecting the seasonality of operating cash flows particularly in relation to subscription receipts and exhibition deposits, and the timing of capital spend. The higher level of cash flow conversion compared with the prior first half principally reflects the timing of subscription receipts. The adjusted operating cash flow for the last 12 months to 30 June 2010 was £1,584m/€1,796m (2009: £1,538m/€1,820m) representing a cash flow conversion rate of 102% (2009: 100%).
Capital expenditure included within adjusted operating cash flow was £134m/€154m (2009: £94m/€105m), including £101m/€116m (2009: £66m/€74m) in respect of capitalised development costs included within internally generated intangible assets. The increase from the prior first half reflects increased investment in new product and related infrastructure, particularly in LexisNexis.
Free cash flow — after interest and taxation — was £606m/€697m (2009: £456m/€510m) before exceptional restructuring and acquisition related spend. The increase compared with the prior first half principally reflects the higher adjusted operating cash flow and lower taxes paid including repayments from prior years.
Exceptional restructuring spend was £45m/€52m (2009: £71m/€79m) principally relating to severance and vacant property costs. Payments made in respect of acquisition integration amounted to £23m/€26m (2009: £23m/€26m) principally in respect of the ChoicePoint integration. Net tax repayments in the first half were increased by £31m/€35m (2009: net tax paid reduced by £20m/€23m) in relation to exceptional restructuring and acquisition related spend.
Ordinary dividends paid to shareholders in the first half, being the 2009 final dividend, amounted to £356m/€409m (2009: £326m/€365m).
Free cash flow — after dividends and exceptional restructuring and acquisition integration spend — was £213m/€245m (2009: £56m/€63m). Spend on acquisitions and investments was £21m/€24m, including deferred consideration payable on past acquisitions. An amount of £8m/€9m was capitalised in the period as acquired intangible assets and £6m/€7m as goodwill. Tax relief on certain prior year acquisition costs amounted to

Reed Elsevier 2010 Interim Results      13
Operating and financial review
£16m/€18m. Net cash proceeds from disposals including tax repayments in respect of prior year transactions amounted to £79m/€91m.
No share repurchases were made by the parent companies in the period (2009: nil) and no shares of the parent companies were purchased by the employee benefit trust (2009: nil). Net proceeds from the exercise of share options were £3m/€3m (2009: £1m/€1m).
Debt
Net borrowings at 30 June 2010 were £3,848m/€4,694m, a decrease of £83m since 31 December 2009 when expressed in sterling and an increase of €292m when expressed in euros. Expressed in sterling, currency translation effects increased net borrowings by £206m, reflecting the impact of the strengthening of the US dollar, from $1.62:£1 at the beginning of the year to $1.50:£1 at the half year, on the largely US dollar denominated net debt. Expressed in euros, currency translation differences increased net debt by €623m, largely reflecting the impact of the strengthening of the dollar, from $1.44:€1 at the beginning of the year to $1.23:€1 at the half year. Excluding currency translation effects, net debt decreased by £289m/€331m. Expressed in US dollars, net borrowings at 30 June 2010 were $5,764m, a decrease of $585m since 31 December 2009.
Gross borrowings after fair value adjustments at 30 June 2010 amounted to £4,625m/€5,642m (31 December 2009: £4,706m/€5,270m). The fair value of related derivative assets was £60m/€73m (31 December 2009: £41m/€46m). Cash balances totalled £717m/€875m (31 December 2009: £734m/€822m).
As at 30 June 2010, after taking into account interest rate and currency derivatives, a total of 76% of Reed Elsevier’s gross borrowings (equivalent to 91% of net borrowings) were at fixed rates with a weighted average remaining life of 5.5 years and interest rate of 6.1%.
Net pension obligations, ie pension obligations less pension assets, at 30 June 2010 were £453m/€553m (31 December 2009: £235m/€263m). The increase reflects an increase in liabilities following a reduction in discount rates over the period.
The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) for the 12 months to 30 June 2010 was 2.0x (31 December 2009: 2.2x), and 2.7x (31 December 2009: 2.9x) on a pensions and lease adjusted basis. Reed Elsevier’s target is a ratio of net debt to adjusted ebitda of 2.0-3.0x (on a pensions and lease adjusted basis) over the longer term, consistent with a solid investment grade credit rating.
Liquidity
In January 2010, the start date of the new $2.0bn committed facility maturing in May 2012 was brought forward and the $2.5bn committed facility maturing in May 2010 was cancelled. In June 2010, the maturity of the new committed facility was extended to June 2013, with an option for two further one year extensions. This back up facility provides security of funding for $2.0bn of short term debt to June 2013.
After taking account of these committed bank facilities and available cash resources, no borrowings mature until 2013 and beyond. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Reed Elsevier 2010 Interim Results      14
Operating and financial review
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Six months ended 30 June			Six months ended 30 June			% change
	2010	2009	Change	2010	2009	Change	at constant
	pence	pence	%	€	€	%	currencies

Adjusted earnings per share	21.3p	24.5p	-13%	€0.38	€0.42	-11%	-14%
Reported earnings per share	13.2p	7.1p	+86%	€0.25	€0.14	+79%
Ordinary dividend per share	5.4p	5.4p	0%	€0.109	€0.107	+2%

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively down 13% at 21.3p (2009: 24.5p) and 11% at €0.38 (2009: €0.42). At constant rates of exchange, the adjusted earnings per share of both companies decreased by 14%.
The July 2009 equity placings had a dilutive effect on adjusted earnings per share of approximately 8% in the first half of 2010, taking into account the interest expense saved on the borrowings repaid from the proceeds of the equity placings and the increase in the average number of parent company shares in issue. The dilutive effect on adjusted earnings per share for the 2010 full year is expected to be approximately 4%. (In July 2009, Reed Elsevier PLC placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m (€487m) and Reed Elsevier NV placed 63.0m ordinary shares at €7.08 per share for net proceeds of €441m (£394m). The numbers of ordinary shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings.)
The reported earnings per share for Reed Elsevier PLC shareholders was 13.2p (2009: 7.1p) and for Reed Elsevier NV shareholders was €0.25 (2009: €0.14). The increase principally reflects lower exceptional restructuring charges and none of the intangible asset and goodwill impairment charges seen in the first half of 2009, offset in part by the dilutive effect of the July 2009 equity placings.
The equalised interim dividends declared by the respective boards are 5.4p per share for Reed Elsevier PLC and €0.109 per share for Reed Elsevier NV, unchanged and 2% higher respectively compared with the prior interim dividends. The difference in growth rates in the equalised dividends reflects the slight weakening of the euro against sterling since the prior year interim dividend declaration date.
Dividend cover, based on adjusted earnings per share for the last 12 months to 30 June 2010 and the aggregate 2010 interim and 2009 final dividends, is 2.1 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV.
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties which could affect the combined businesses for the remainder of the financial year remain unchanged from those set out on pages 47 and 48 of the Reed Elsevier Annual Reports and Financial Statements 2009. Risks include: changes in the acceptability of our products, services and prices by our customers; the effect of weaker economic conditions; the impact of new technologies and regulations on our products and services; competitive factors in the industries in which we operate; the failure, interruption or breach of our electronic delivery platforms; the circumvention of our proprietary rights over intellectual property; the failure to generate anticipated benefits from acquisitions and restructuring activities; the failure of third parties to whom we have outsourced activities; changes in the values of pension scheme assets and liabilities; and legislative, fiscal, regulatory, and political developments.

Reed Elsevier 2010 Interim Results      15
Combined financial information
Condensed combined income statement
For the six months ended 30 June 2010

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

6,071	6,800	Revenue	2,992	3,060	3,441	3,427
(2,252)	(2,523)	Cost of sales	(1,093)	(1,140)	(1,257)	(1,276)

3,819	4,277	Gross profit	1,899	1,920	2,184	2,151
(1,112)	(1,246)	Selling and distribution costs	(543)	(573)	(625)	(642)
(1,935)	(2,167)	Administration and other expenses	(826)	(1,042)	(950)	(1,167)

772	864	Operating profit before joint ventures	530	305	609	342
15	17	Share of results of joint ventures	13	11	15	12

787	881	Operating profit	543	316	624	354

7	8	Finance income	2	4	2	4
(298)	(334)	Finance costs	(136)	(142)	(156)	(158)

(291)	(326)	Net finance costs	(134)	(138)	(154)	(154)

(61)	(68)	Disposals and other non operating items	3	10	4	11

435	487	Profit before tax	412	188	474	211
(40)	(45)	Taxation	(94)	(25)	(108)	(28)

395	442	Net profit for the period	318	163	366	183

		Attributable to:
391	438	Parent companies’ shareholders	316	161	363	181
4	4	Non-controlling interests	2	2	3	2

395	442	Net profit for the period	318	163	366	183

Adjusted profit figures are presented in notes 2 and 4 as additional performance measures.

Reed Elsevier 2010 Interim Results     16
Combined financial information
Condensed combined statement of comprehensive income
For the six months ended 30 June 2010

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

395	442	Net profit for the period	318	163	366	183

(122)	(50)	Exchange differences on translation of foreign operations	143	(159)	328	(55)
6	7	Actuarial (losses)/gains on defined benefit pension schemes	(284)	(163)	(327)	(183)
1	1	Cumulative fair value movements on disposal of available for sale investments	—	1	—	1
53	59	Fair value movements on cash flow hedges	(80)	82	(92)	92
84	94	Transfer to net profit from hedge reserve (net of tax)	24	37	28	41
(25)	(28)	Tax recognised directly in equity	103	21	119	24

(3)	83	Other comprehensive (expense)/income for the period	(94)	(181)	56	(80)

392	525	Total comprehensive income/(expense) for the period	224	(18)	422	103

		Attributable to:
388	521	Parent companies’ shareholders	222	(20)	419	101
4	4	Non-controlling interests	2	2	3	2

392	525	Total comprehensive income/(expense) for the period	224	(18)	422	103

Reed Elsevier 2010 Interim Results     17
Combined financial information
Condensed combined statement of cash flows
For the six months ended 30 June 2010

				£		€
Year ended			Six months ended		Six months ended
31 December			30 June		30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities
1,604	1,796	Cash generated from operations	790	705	909	790
(302)	(338)	Interest paid	(136)	(143)	(156)	(160)
9	10	Interest received	3	8	3	9
(120)	(134)	Tax repaid/(paid)	130	(80)	149	(90)

1,191	1,334	Net cash from operating activities	787	490	905	549

		Cash flows from investing activities
(94)	(106)	Acquisitions	(18)	(86)	(21)	(96)
(78)	(87)	Purchases of property, plant and equipment	(33)	(28)	(38)	(31)
(164)	(184)	Expenditure on internally developed intangible assets	(101)	(66)	(116)	(74)
(3)	(3)	Purchase of investments	(3)	(1)	(3)	(1)
4	4	Proceeds from disposals of property, plant and equipment	3	1	3	1
(2)	(2)	Net costs of other disposals	(8)	(22)	(9)	(25)
23	26	Dividends received from joint ventures	16	11	18	12

(314)	(352)	Net cash used in investing activities	(144)	(191)	(166)	(214)

		Cash flows from financing activities
(457)	(512)	Dividends paid to shareholders of the parent companies	(356)	(326)	(409)	(365)
(3)	(3)	Distributions to non-controlling interests	(5)	(2)	(6)	(2)
107	120	(Decrease)/increase in bank loans, overdrafts and commercial paper	(104)	329	(120)	368
1,807	2,024	Issuance of other loans	—	1,888	—	2,114
(2,862)	(3,206)	Repayment of other loans	(163)	(2,168)	(187)	(2,428)
(2)	(2)	Repayment of finance leases	(3)	(1)	(3)	(1)
834	934	Proceeds on issue of ordinary shares	3	1	3	1

(576)	(645)	Net cash used in financing activities	(628)	(279)	(722)	(313)

301	337	Increase in cash and cash equivalents	15	20	17	22

		Movement in cash and cash equivalents
375	386	At start of period	734	375	822	386
301	337	Increase in cash and cash equivalents	15	20	17	22
58	99	Exchange translation differences	(32)	(4)	36	53

734	822	At end of period	717	391	875	461

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

Reed Elsevier 2010 Interim Results      18
Combined financial information
Condensed combined statement of financial position
As at 30 June 2010

				£		€
As at 31 December			As at 30 June		As at 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Non-current assets
4,339	4,860	Goodwill	4,579	4,223	5,586	4,983
3,632	4,068	Intangible assets	3,679	3,664	4,488	4,324
135	151	Investments in joint ventures	130	132	159	156
41	46	Other investments	44	47	54	55
292	327	Property, plant and equipment	291	277	355	327
110	123	Net pension assets	—	—	—	—
208	233	Deferred tax assets	254	258	310	304

8,757	9,808		8,977	8,601	10,952	10,149

		Current assets
275	308	Inventories and pre-publication costs	268	307	327	362
1,492	1,671	Trade and other receivables	1,190	1,138	1,452	1,343
71	79	Derivative financial instruments	97	91	118	108
734	822	Cash and cash equivalents	717	391	875	461

2,572	2,880		2,272	1,927	2,772	2,274

5	6	Assets held for sale	3	—	4	—

11,334	12,694	Total assets	11,252	10,528	13,728	12,423

		Current liabilities
2,471	2,768	Trade and other payables	2,251	2,063	2,746	2,434
102	114	Derivative financial instruments	133	113	162	133
678	759	Borrowings	428	945	522	1,115
479	536	Taxation	720	478	879	565
134	150	Provisions	99	72	121	85

3,864	4,327		3,631	3,671	4,430	4,332

		Non-current liabilities
4,028	4,511	Borrowings	4,197	4,519	5,120	5,332
1,272	1,425	Deferred tax liabilities	1,292	1,235	1,576	1,457
345	386	Net pension obligations	453	428	553	505
61	69	Provisions	58	43	71	51

5,706	6,391		6,000	6,225	7,320	7,345

5	6	Liabilities associated with assets held for sale	—	—	—	—

9,575	10,724	Total liabilities	9,631	9,896	11,750	11,677

1,759	1,970	Net assets	1,621	632	1,978	746

		Capital and reserves
225	252	Combined share capitals	222	203	271	240
2,807	3,144	Combined share premiums	2,675	2,349	3,264	2,772
(698)	(782)	Combined shares held in treasury	(666)	(684)	(813)	(807)
(100)	79	Translation reserve	106	(124)	315	51
(502)	(753)	Other combined reserves	(741)	(1,137)	(1,090)	(1,539)

1,732	1,940	Combined shareholders’ equity	1,596	607	1,947	717
27	30	Non-controlling interests	25	25	31	29

1,759	1,970	Total equity	1,621	632	1,978	746

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 28 July 2010.

Reed Elsevier 2010 Interim Results      19
Combined financial information
Condensed combined statement of changes in equity
For the six months ended 30 June 2010

								£
	Combined shareholders’ equity
	Combined	Combined	Combined		Other		Non-
	share	share	shares held	Translation	combined		controlling	Total
	capitals	premiums	in treasury	reserve	reserves	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2010	225	2,807	(698)	(100)	(502)	1,732	27	1,759
Total comprehensive income for the period	—	—	—	143	79	222	2	224
Dividends declared	—	—	—	—	(356)	(356)	(5)	(361)
Issue of ordinary shares, net of expenses	—	3	—	—	—	3	—	3
Decrease in share based remuneration reserve	—	—	—	—	(5)	(5)	—	(5)
Settlement of share awards	—	—	8	—	(8)	—	—	—
Exchange differences on translation of capital and reserves	(3)	(135)	24	63	51	—	1	1

Balance at 30 June 2010	222	2,675	(666)	106	(741)	1,596	25	1,621

Balance at 1 January 2009	209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive expense for the period	—	—	—	(159)	139	(20)	2	(18)
Dividends declared	—	—	—	—	(326)	(326)	(2)	(328)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1	—	1
Increase in share based remuneration reserve	—	—	—	—	2	2	—	2
Settlement of share awards	—	—	56	—	(59)	(3)	—	(3)
Exchange differences on translation of capital and reserves	(6)	(181)	43	49	95	—	(3)	(3)

Balance at 30 June 2009	203	2,349	(684)	(124)	(1,137)	607	25	632

Balance at 1 January 2009	209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year	—	—	—	(122)	510	388	4	392
Dividends declared	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses	20	395	—	—	419	834	—	834
Increase in share based remuneration reserve	—	—	—	—	17	17	—	17
Settlement of share awards	—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves	(4)	(117)	28	36	57	—	(2)	(2)

Balance at 31 December 2009	225	2,807	(698)	(100)	(502)	1,732	27	1,759

Reed Elsevier 2010 Interim Results     20
Combined financial information
Condensed combined statement of changes in equity
For the six months ended 30 June 2010

	Combined shareholders’ equity						€
	Combined	Combined	Combined		Other		Non-
	share	share	shares held	Translation	combined		controlling	Total
	capitals	premiums	in treasury	reserve	reserves	Total	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2010	252	3,144	(782)	79	(753)	1,940	30	1,970
Total comprehensive income for the period	—	—	—	328	91	419	3	422
Dividends declared	—	—	—	—	(409)	(409)	(6)	(415)
Issue of ordinary shares, net of expenses	—	3	—	—	—	3	—	3
Decrease in share based remuneration reserve	—	—	—	—	(6)	(6)	—	(6)
Settlement of share awards	—	—	9	—	(9)	—	—	—
Exchange differences on translation of capital and reserves	19	117	(40)	(92)	(4)	—	4	4

Balance at 30 June 2010	271	3,264	(813)	315	(1,090)	1,947	31	1,978

Balance at 1 January 2009	215	2,605	(806)	174	(1,207)	981	29	1,010
Total comprehensive income for the period	—	—	—	(55)	156	101	2	103
Dividends declared	—	—	—	—	(365)	(365)	(2)	(367)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1	—	1
Increase in share based remuneration reserve	—	—	—	—	2	2	—	2
Settlement of share awards	—	—	63	—	(66)	(3)	—	(3)
Exchange differences on translation of capital and reserves	25	166	(64)	(68)	(59)	—	—	—

Balance at 30 June 2009	240	2,772	(807)	51	(1,539)	717	29	746

Balance at 1 January 2009	215	2,605	(806)	174	(1,207)	981	29	1,010
Total comprehensive income for the year	—	—	—	(50)	571	521	4	525
Dividends declared	—	—	—	—	(512)	(512)	(3)	(515)
Issue of ordinary shares, net of expenses	22	442	—	—	470	934	—	934
Increase in share based remuneration reserve	—	—	—	—	19	19	—	19
Settlement of share awards	—	—	64	—	(67)	(3)	—	(3)
Exchange differences on translation of capital and reserves	15	97	(40)	(45)	(27)	—	—	—

Balance at 31 December 2009	252	3,144	(782)	79	(753)	1,940	30	1,970

Reed Elsevier 2010 Interim Results     21
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).
The combined financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and the Reed Elsevier accounting policies. The Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out in the Reed Elsevier Annual Reports and Financial Statements 2009 on pages 86 to 90, except as described below. Financial information is presented in both sterling and euros.
In the current financial year amendments to IFRS3 — Business Combinations came into force and has accordingly been adopted by Reed Elsevier. IFRS3 (revised) requires transaction related costs, such as professional fees, to be expensed and adjustments to deferred and contingent consideration to be recognised in income rather than as an adjustment to goodwill. The revised standard applies to acquisitions completed on or after 1 January 2010 and accordingly prior period comparatives have not been restated. Acquisition related costs, including adjustments to deferred and contingent consideration, are excluded from the adjusted figures that are used as additional performance measures. The introduction of IFRS3 (revised) has not had a significant impact on the results in the six months ended 30 June 2010. A number of other interpretations and minor revisions to accounting standards have been adopted that do not have a significant impact on Reed Elsevier’s accounting policies and reporting.
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended 30 June 2010.
The combined financial information for the six months ended 30 June 2010 and the comparative amounts to 30 June 2009 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2009 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2009, which received an unqualified audit report.

Reed Elsevier 2010 Interim Results     22
Notes to the combined financial information
2 Segment analysis
Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 4.
Revenue

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Business segment
1,985	2,223	Elsevier	955	944	1,098	1,057
2,557	2,864	LexisNexis	1,280	1,297	1,472	1,453
638	715	Reed Exhibitions	383	356	441	399
891	998	Reed Business Information	374	463	430	518

6,071	6,800	Total	2,992	3,060	3,441	3,427

		Geographical origin
3,228	3,615	North America	1,596	1,665	1,836	1,865
897	1,005	United Kingdom	432	437	497	489
662	742	The Netherlands	316	329	363	369
851	953	Rest of Europe	409	411	470	460
433	485	Rest of world	239	218	275	244

6,071	6,800	Total	2,992	3,060	3,441	3,427

		Geographical market
3,310	3,707	North America	1,635	1,719	1,880	1,925
513	575	United Kingdom	238	263	274	295
243	272	The Netherlands	108	120	124	134
1,132	1,268	Rest of Europe	554	538	637	603
873	978	Rest of world	457	420	526	470

6,071	6,800	Total	2,992	3,060	3,441	3,427

Adjusted operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Business segment
693	776	Elsevier	319	305	367	342
665	745	LexisNexis	280	330	322	370
152	170	Reed Exhibitions	123	119	142	133
89	99	Reed Business Information	40	39	46	44

1,599	1,790	Subtotal	762	793	877	889
(35)	(39)	Corporate costs	(17)	(13)	(20)	(15)
6	7	Unallocated net pension financing credit	13	2	15	2

1,570	1,758	Total	758	782	872	876

Reed Elsevier 2010 Interim Results     23
Notes to the combined financial information
2 Segment analysis continued
Operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Business segment
563	631	Elsevier	281	245	323	275
337	377	LexisNexis	145	157	167	176
79	88	Reed Exhibitions	107	88	123	99
(163)	(183)	Reed Business Information	14	(163)	16	(183)

816	913	Subtotal	547	327	629	367
(35)	(39)	Corporate costs	(17)	(13)	(20)	(15)
6	7	Unallocated net pension financing credit	13	2	15	2

787	881	Total	543	316	624	354

The unallocated net pension financing credit of £13m/€15m (2009: £2m/€2m) comprises the expected return on pension scheme assets of £109m/€125m (2009: £95m/€106m) less interest on pension scheme liabilities of £96m/€110m (2009: £93m/€104m).
Share of post-tax results of joint ventures of £13m/€15m (2009: £11m/€12m) included in operating profit comprises £2m/€2m (2009: £2m/€2m) relating to LexisNexis and £11m/€13m (2009: £9m/€10m) relating to Reed Exhibitions.
Segment assets

			£		€
As at 31 December			As at 30 June		As at 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

		Business segment
2,915	3,265	Elsevier	2,681	2,586	3,271	3,052
5,872	6,576	LexisNexis	6,191	5,736	7,553	6,769
728	815	Reed Exhibitions	675	730	824	861
547	613	Reed Business Information	488	594	595	701

10,062	11,269	Subtotal	10,035	9,646	12,243	11,383
208	233	Taxation	254	258	310	304
734	822	Cash	717	391	875	461
110	123	Net pension assets	—	—	—	—
5	6	Assets held for sale	3	—	4	—
215	241	Other assets	243	233	296	275

11,334	12,694	Total	11,252	10,528	13,728	12,423

		Geographical origin
7,570	8,478	North America	8,023	7,464	9,788	8,807
1,164	1,304	United Kingdom	831	890	1,014	1,050
687	769	The Netherlands	732	477	893	563
1,504	1,685	Rest of Europe	1,252	1,344	1,528	1,586
409	458	Rest of world	414	353	505	417

11,334	12,694	Total	11,252	10,528	13,728	12,423

Reed Elsevier 2010 Interim Results     24
Notes to the combined financial information
3 Combined statement of cash flows
Reconciliation of operating profit before joint ventures to cash generated from operations

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

772	864	Operating profit before joint ventures	530	305	609	342

364	408	Amortisation of acquired intangible assets	170	192	196	215
169	189	Impairment of acquired intangible assets and goodwill	—	137	—	153
139	156	Amortisation of internally developed intangible assets	70	60	81	67
84	94	Depreciation of property, plant and equipment	41	45	47	50
17	19	Share based remuneration	(5)	2	(6)	2

773	866	Total non cash items	276	436	318	487

59	66	Movement in working capital	(16)	(36)	(18)	(39)

1,604	1,796	Cash generated from operations	790	705	909	790

Reconciliation of net borrowings

				Related
Year ended		Cash &		derivative	£
31 December		cash		financial	Six months ended 30 June
2009		equivalents	Borrowings	instruments	2010	2009
£m		£m	£m	£m	£m	£m

(5,726)	At start of period	734	(4,706)	41	(3,931)	(5,726)

301	Increase in cash and cash equivalents	15	—	—	15	20
950	Decrease/(increase) in borrowings	—	270	—	270	(48)

1,251	Changes resulting from cash flows	15	270	—	285	(28)

(26)	Inception of finance leases	—	—	—	—	—
11	Fair value adjustments	—	(12)	16	4	6
559	Exchange translation differences	(32)	(177)	3	(206)	690

(3,931)	At end of period	717	(4,625)	60	(3,848)	(5,058)

Reed Elsevier 2010 Interim Results     25
Notes to the combined financial information
3 Combined statement of cash flows continued
Reconciliation of net borrowings

				Related
Year ended		Cash &		derivative	€
31 December		cash		financial	Six months ended 30 June
2009		equivalents	Borrowings	instruments	2010	2009
€m		€m	€m	€m	€m	€m

(5,898)	At start of period	822	(5,270)	46	(4,402)	(5,898)

337	Increase in cash and cash equivalents	17	—	—	17	22
1,064	Decrease/(increase) in borrowings	—	310	—	310	(53)

1,401	Changes resulting from cash flows	17	310	—	327	(31)

(29)	Inception of finance leases	—	—	—	—	—
12	Fair value adjustments	—	(14)	18	4	6
112	Exchange translation differences	36	(668)	9	(623)	(45)

(4,402)	At end of period	875	(5,642)	73	(4,694)	(5,968)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.
Borrowings by year of repayment

			£		€
As at 31 December			As at 30 June		As at 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

678	759	Within 1 year	428	945	522	1,115

349	390	Within 1 to 2 years	722	600	881	708
437	490	Within 2 to 3 years	727	642	887	758
640	717	Within 3 to 4 years	823	785	1,004	926
779	872	Within 4 to 5 years	129	690	157	814
1,823	2,042	After 5 years	1,796	1,802	2,191	2,126

4,028	4,511	After 1 year	4,197	4,519	5,120	5,332

4,706	5,270	Total	4,625	5,464	5,642	6,447

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2010 by a $2,000m (£1,335m/€1,631m) committed bank facility, which was undrawn. This back up facility provides security of funding for $2,000m of short term debt to June 2013.

Reed Elsevier 2010 Interim Results     26
Notes to the combined financial information
4 Adjusted figures
Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs in 2010 relate to the continued restructuring of the Reed Business Information business and in 2009 relates to the exceptional restructuring programmes across Reed Elsevier. Acquisition related costs relate to acquisition integration and, from 2010, professional and other transaction related fees and adjustments to deferred and contingent consideration. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

787	881	Operating profit	543	316	624	354
		Adjustments:
368	412	Amortisation of acquired intangible assets	172	195	198	218
177	198	Impairment of acquired intangible assets and goodwill	—	140	—	157
182	204	Exceptional restructuring costs	13	103	15	115
48	54	Acquisition related costs	24	22	28	25
8	9	Reclassification of tax in joint ventures	6	6	7	7

1,570	1,758	Adjusted operating profit	758	782	872	876

435	487	Profit before tax	412	188	474	211
		Adjustments:
368	412	Amortisation of acquired intangible assets	172	195	198	218
177	198	Impairment of acquired intangible assets and goodwill	—	140	—	157
182	204	Exceptional restructuring costs	13	103	15	115
48	54	Acquisition related costs	24	22	28	25
8	9	Reclassification of tax in joint ventures	6	6	7	7
61	68	Disposals and other non operating items	(3)	(10)	(4)	(11)

1,279	1,432	Adjusted profit before tax	624	644	718	722

391	438	Profit attributable to parent companies’ shareholders	316	161	363	181
		Adjustments (post tax):
411	460	Amortisation of acquired intangible assets	193	220	222	246
136	152	Impairment of acquired intangible assets and goodwill	—	101	—	113
133	149	Exceptional restructuring costs	9	71	10	79
33	37	Acquisition related costs	16	15	18	17
(22)	(25)	Disposals and other non operating items	(3)	(8)	(3)	(9)
(100)	(112)	Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(49)	(57)	(56)	(64)

982	1,099	Adjusted profit attributable to parent companies’ shareholders	482	503	554	563

1,604	1,796	Cash generated from operations	790	705	909	790
23	26	Dividends received from joint ventures	16	11	18	12
(78)	(87)	Purchases of property, plant and equipment	(33)	(28)	(38)	(31)
4	4	Proceeds from disposals of property, plant and equipment	3	1	3	1
(164)	(184)	Expenditure on internally developed intangible assets	(101)	(66)	(116)	(74)
124	139	Payments relating to exceptional restructuring costs	45	71	52	79
45	51	Payments relating to acquisition related costs	23	23	26	26

1,558	1,745	Adjusted operating cash flow	743	717	854	803

Reed Elsevier 2010 Interim Results     27
Notes to the combined financial information
5 Pension schemes
The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

			£		€
			Six months ended		Six months ended
Year ended 31 December			30 June		30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

(369)	(380)	At start of period	(235)	(369)	(263)	(380)
(24)	(27)	Service cost	(30)	(31)	(35)	(35)
(183)	(205)	Interest on pension scheme liabilities	(96)	(93)	(110)	(104)
189	212	Expected return on scheme assets	109	95	125	106
6	7	Actuarial (losses)/gains	(284)	(163)	(327)	(183)
101	113	Contributions by employer	87	77	100	86
45	17	Exchange translation differences	(4)	56	(43)	5

(235)	(263)	At end of period	(453)	(428)	(553)	(505)

The net pension deficit comprises:

			£		€
As at 31 December			As at 30 June		As at 30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

3,067	3,435	Fair value of scheme assets	3,126	2,598	3,814	3,066
(3,172)	(3,553)	Defined benefit obligations of funded schemes	(3,431)	(2,898)	(4,186)	(3,420)

(105)	(118)	Net deficit of funded schemes	(305)	(300)	(372)	(354)
(130)	(145)	Defined benefit obligations of unfunded schemes	(148)	(128)	(181)	(151)

(235)	(263)	Net deficit	(453)	(428)	(553)	(505)

6 Provisions
The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

			£		€
			Six months ended		Six months ended
Year ended 31 December			30 June		30 June
2009	2009		2010	2009	2010	2009
£m	€m		£m	£m	€m	€m

114	117	At start of period	195	114	219	117
227	254	Charged	9	91	10	102
(134)	(150)	Utilised	(53)	(75)	(61)	(84)
(12)	(2)	Exchange translation differences	6	(15)	24	1

195	219	At end of period	157	115	192	136

The amount as at 30 June 2010 comprises property provisions of £85m/€104m (2009: £61m/€72m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £72m/€88m (2009: £54m/€64m), principally relating to severance and the restructuring and closure of RBI US titles.
7 Related party transactions
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended 30 June 2010.

Reed Elsevier 2010 Interim Results     28
Notes to the combined financial information
8 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended
31 December 2009					Statement of financial
	Statement		Income statement		position
Income	of financial		30 June	30 June	30 June	30 June
statement	position		2010	2009	2010	2009

1.12	1.12	Euro to sterling	1.15	1.12	1.22	1.18
1.57	1.62	US dollars to sterling	1.53	1.49	1.50	1.67
1.40	1.44	US dollars to euro	1.33	1.33	1.23	1.41

Reed Elsevier 2010 Interim Results     29
Reed Elsevier PLC
Summary financial information
Condensed consolidated income statement
For the six months ended 30 June 2010

Year ended		£
31 December		Six months ended 30 June
2009		2010	2009
£m		£m	£m

(2)	Administrative expenses	—	—
(12)	Effect of tax credit equalisation on distributed earnings	(9)	(8)
213	Share of results of joint ventures	166	87

199	Operating profit	157	79
2	Finance income	1	1

201	Profit before tax	158	80
(6)	Taxation	—	(3)

195	Profit attributable to ordinary shareholders	158	77

Condensed consolidated statement of comprehensive income For the six months ended 30 June 2010

Year ended		£
31 December		Six months ended 30 June
2009		2010	2009
£m		£m	£m

195	Profit attributable to ordinary shareholders	158	77
(2)	Share of joint ventures’ other comprehensive expense for the period	(50)	(96)

193	Total comprehensive income/(expense) for the period	108	(19)

Earnings per ordinary share For the six months ended 30 June 2010

Year ended		£
31 December		Six months ended 30 June
2009		2010	2009
pence		pence	pence

17.2p	Basic earnings per share	13.2p	7.1p
17.1p	Diluted earnings per share	13.1p	7.1p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2010 Interim Results      30
Reed Elsevier PLC
Summary financial information
Condensed consolidated statement of cash flows
For the six months ended 30 June 2010

Year ended			£
31 December		Six months ended 30 June
2009		2010	2009
£m		£m	£m

	Cash flows from operating activities
(2)	Cash used by operations	—	—
2	Interest received	1	1
(6)	Tax paid	(3)	(3)

(6)	Net cash used in operating activities	(2)	(2)

	Cash flows from investing activities
—	Dividends received from joint ventures	589	—
(462)	Increase in investment in joint ventures	(597)	—

(462)	Net cash used in investing activities	(8)	—

	Cash flows from financing activities
(228)	Equity dividends paid	(180)	(162)
440	Proceeds on issue of ordinary shares	3	1
256	Decrease in net funding balances due from joint ventures	187	163

468	Net cash from financing activities	10	2

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position
As at 30 June 2010

As at			£
31 December		As at 30 June
2009		2010	2009
£m		£m	£m

	Non-current assets
927	Investments in joint ventures	852	332

927	Total assets	852	332

	Current liabilities
11	Taxation	8	11

11	Total liabilities	8	11

916	Net assets	844	321

	Capital and reserves
180	Called up share capital	180	164
1,159	Share premium account	1,162	1,155
(317)	Shares held in treasury (including in joint ventures)	(313)	(317)
4	Capital redemption reserve	4	4
92	Translation reserve	168	73
(202)	Other reserves	(357)	(758)

916	Total equity	844	321

Approved by the Board of Directors, 28 July 2010.

Reed Elsevier 2010 Interim Results      31
Reed Elsevier PLC
Summary financial information
Condensed consolidated statement of changes in equity
For the six months ended 30 June 2010

				Capital			£
	Share	Share	Shares held	redemption	Translation	Other	Total
	capital	premium	in treasury	reserve	reserve	reserves	equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2010	180	1,159	(317)	4	92	(202)	916
Total comprehensive income for the period	—	—	—	—	76	32	108
Equity dividends declared	—	—	—	—	—	(180)	(180)
Issue of ordinary shares, net of expenses	—	3	—	—	—	—	3
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	—	(3)	(3)

Balance at 30 June 2010	180	1,162	(313)	4	168	(357)	844

Balance at 1 January 2009	164	1,154	(347)	4	157	(628)	504
Total comprehensive expense for the period	—	—	—	—	(84)	65	(19)
Equity dividends declared	—	—	—	—	—	(162)	(162)
Issue of ordinary shares, net of expenses	—	1	—	—	—	—	1
Share of joint ventures’ settlement of share awards	—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	1	1
Equalisation adjustments	—	—	—	—	—	(2)	(2)

Balance at 30 June 2009	164	1,155	(317)	4	73	(758)	321

Balance at 1 January 2009	164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year	—	—	—	—	(65)	258	193
Equity dividends declared	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards	—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	9	9

Balance at 31 December 2009	180	1,159	(317)	4	92	(202)	916

Reed Elsevier 2010 Interim Results      32
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.
The summary financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 148 of the Reed Elsevier Annual Reports and Financial Statements 2009.
Amendments to IFRS3 — Business Combinations, the effects of which are described on page 21, became effective and were adopted accordingly in the period. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2010.
The summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The interim figures for the six months ended 30 June 2010 and the comparative amounts to 30 June 2009 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2009 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2009, which have been filed with the UK Registrar of Companies and received an unqualified audit report.
2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

						£
Year ended 31 December			Six months ended 30 June
Profit
attributable	Basic
to ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2009	2009		2010	2009	2010	2009
£m	pence		£m	£m	pence	pence

195	17.2p	Reported figures	158	77	13.2p	7.1p
12	1.1p	Effect of tax credit equalisation on distributed earnings	9	8	0.7p	0.7p

207	18.3p	Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	167	85	13.9p	7.8p
312	27.6p	Share of adjustments in joint ventures	88	181	7.4p	16.7p

519	45.9p	Adjusted figures	255	266	21.3p	24.5p

Reed Elsevier 2010 Interim Results      33
Reed Elsevier PLC
Summary financial information
3 Dividends
During the six months ended 30 June 2010, the 2009 final dividend of 15.0p per ordinary share was paid at a cost of £180m (2009: 2008 final dividend 15.0p per ordinary share; £163m). On 28 July 2010 an interim dividend of 5.4p per ordinary share (2009: 2009 interim dividend 5.4p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2010 interim dividend will be paid on the ordinary shares on 27 August 2010, with ex-dividend and record dates of 4 August 2010 and 6 August 2010 respectively. The cost of this dividend of £65m (2009: £65m) will be recognised when paid.
4 Share placing
In July 2009 the company placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing.
5 Share capital and treasury shares

Year ended
31 December		Six months ended 30 June
2009				2010	2009
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
1,082.6	At start of period	1,247.3	(49.6)	1,197.7	1,082.6
110.4	Issue of ordinary shares	0.6	—	0.6	0.4
4.7	Net release of shares by employee benefit trust	—	0.6	0.6	4.6

1,197.7	At end of period	1,247.9	(49.0)	1,198.9	1,087.6

1,131.4	Average number of ordinary shares during the period			1,198.6	1,085.8

6 Contingent liabilities and related party transactions
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £4,265m at 30 June 2010 (31 December 2009: £4,381m).
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended 30 June 2010.

Reed Elsevier 2010 Interim Results      34
Reed Elsevier NV
Summary financial information
Condensed consolidated income statement
For the six months ended 30 June 2010

Year ended			€
31 December		Six months ended 30 June
2009		2010	2009
€m		€m	€m

(2)	Administrative expenses	(1)	(1)
197	Share of results of joint ventures	179	81

195	Operating profit	178	80
22	Finance income	6	15

217	Profit before tax	184	95
2	Taxation	(2)	(4)

219	Profit attributable to ordinary shareholders	182	91

Condensed consolidated statement of comprehensive income
For the six months ended 30 June 2010

Year ended			€
31 December		Six months ended 30 June
2009		2010	2009
€m		€m	€m

219	Profit attributable to ordinary shareholders	182	91
42	Share of joint ventures’ other comprehensive income/(expense) for the period	28	(40)

261	Total recognised comprehensive income for the period	210	51

Earnings per ordinary share
For the six months ended 30 June 2010

Year ended			€
31 December		Six months ended 30 June
2009		2010	2009
€		€	€

€0.32	Basic earnings per share	€0.25	€0.14
€0.31	Diluted earnings per share	€0.25	€0.14

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2010 Interim Results      35
Reed Elsevier NV
Summary financial information
Condensed consolidated statement of cash flows
For the six months ended 30 June 2010

Year ended			€
31 December		Six months ended 30 June
2009		2010	2009
€m		€m	€m

	Cash flows from operating activities
(2)	Cash used by operations	—	—
24	Interest received	7	17
(8)	Tax paid	(2)	(5)

14	Net cash from operating activities	5	12

	Cash flows from investing activities
—	Dividends received from joint ventures	1,093	—
(531)	Increase in investment in joint ventures	(718)	—

(531)	Net cash from/(used in) investing activities	375	—

	Cash flows from financing activities
(260)	Equity dividends paid	(205)	(185)
470	Proceeds on issue of ordinary shares	—	—
298	Decrease in net funding balances due from joint ventures	(176)	172

508	Net cash (used in)/from financing activities	(381)	(13)

(9)	Movement in cash and cash equivalents	(1)	(1)

Condensed consolidated statement of financial position
As at 30 June 2010

As at			€
31 December		As at 30 June
2009		2010	2009
€m		€m	€m

	Non-current assets
1,031	Investments in joint ventures	1,038	422
	Current assets
2	Amounts due from joint ventures	1	2
3	Cash and cash equivalents	2	11

5		3	13

1,036	Total assets	1,041	435

	Current liabilities
10	Payables	11	11
56	Taxation	56	65

66	Total liabilities	67	76

970	Net assets	974	359

	Capital and reserves
53	Share capital issued	53	49
2,168	Paid-in surplus	2,168	1,712
(434)	Shares held in treasury (including in joint ventures)	(416)	(461)
(153)	Translation reserve	(2)	(150)
(664)	Other reserves	(829)	(791)

970	Total equity	974	359

Approved by the Combined Board of Directors, 28 July 2010.

Reed Elsevier 2010 Interim Results      36
Reed Elsevier NV
Summary financial information
Condensed consolidated statement of changes in equity
For the six months ended 30 June 2010

						€
		Paid-in	Shares held	Translation	Other	Total
	Share capital	surplus	in treasury	reserve	reserves	equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2010	53	2,168	(434)	(153)	(664)	970
Total comprehensive income for the period	—	—	—	164	46	210
Equity dividends declared	—	—	—	—	(205)	(205)
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ decrease in share based remuneration reserve	—	—	—	—	(3)	(3)
Equalisation adjustments	—	—	—	—	2	2
Exchange translation differences	—	—	13	(13)	—	—

Balance at 30 June 2010	53	2,168	(416)	(2)	(829)	974

Balance at 1 January 2009	49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the period	—	—	—	(28)	79	51
Equity dividends declared	—	—	—	—	(185)	(185)
Share of joint ventures’ settlement of share awards	—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	1	1
Equalisation adjustments	—	—	—	—	3	3
Exchange translation differences	—	—	(16)	16	—	—

Balance at 30 June 2009	49	1,712	(461)	(150)	(791)	359

Balance at 1 January 2009	49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year	—	—	—	(25)	286	261
Equity dividends declared	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses	4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards	—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	10	10
Exchange translation differences	—	—	(10)	10	—	—

Balance at 31 December 2009	53	2,168	(434)	(153)	(664)	970

Reed Elsevier 2010 Interim Results      37
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.
The summary financial information has been prepared in accordance with IAS34 — Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 to 169 of the Reed Elsevier Annual Reports and Financial Statements 2009.
Amendments to IFRS3 — Business Combinations, the effects of which are described on page 21, became effective and were adopted accordingly in the period. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.
The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the six months ended 30 June 2010.
The interim figures for the six months ended 30 June 2010 and the comparative amounts to 30 June 2009 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2009 has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2009, which received an unqualified audit report.
2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information. The adjusted figures are derived as follows:

Year ended 31 December
Profit						€
attributable	Basic		Six months ended 30 June
to ordinary	earnings		Profit attributable to		Basic earnings
shareholders	per share		ordinary shareholders		per share
2009	2009		2010	2009	2010	2009
€m	€		€m	€m	€	€

219	€0.32	Reported figures	182	91	€0.25	€0.14
331	€0.47	Share of adjustments in joint ventures	95	191	€0.13	€0.28

550	€0.79	Adjusted figures	277	282	€0.38	€0.42

3 Dividends
During the six months ended 30 June 2010, the 2009 final dividend of €0.293 per ordinary share was paid at a cost of €205m (2009: 2008 final dividend €0.290 per ordinary share; €185m). On 28 July 2010 an interim dividend of €0.109 per ordinary share (2009: 2009 interim dividend €0.107 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2010 interim dividend will be paid on the ordinary shares on 27 August 2010, with ex-dividend and record dates of 4 August 2010 and 6 August 2010 respectively. The cost of this dividend of €76m (2009 interim: €75m) will be recognised when paid.

Reed Elsevier 2010 Interim Results      38
Reed Elsevier NV
Summary financial information
4 Share placing
In July 2009 the company placed 63.0m ordinary shares at €7.08 per share for proceeds, net of issue costs, of €441m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing. The company also issued 387,638 R shares to a subsidiary of Reed Elsevier PLC for total proceeds of €29m.
5 Share capital and treasury shares

Year ended
31 December		Six months ended 30 June
2009				2010	2009
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		millions	millions	millions	millions

	Number of ordinary shares
625.4	At start of period	723.7	(32.2)	691.5	625.4
63.1	Issue of ordinary shares	—	—	—	—
3.0	Net release of shares by employee benefit trust	—	0.4	0.4	3.0

691.5	At end of period	723.7	(31.8)	691.9	628.4

693.9	Average number of equivalent ordinary shares during the period			734.4	666.0

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% interest in the company’s share capital.
6 Contingent liabilities and related party transactions
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €5,210m at 30 June 2010 (31 December 2009: €4,913m).
There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended 30 June 2010.

Reed Elsevier 2010 Interim Results      39
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 8 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

Year ended			$
31 December		Six months ended 30 June
2009		2010	2009
US$m		US$m	US$m

9,531	Revenue	4,578	4,559
1,236	Operating profit	831	471
683	Profit before tax	630	280
614	Net profit attributable to parent companies’ shareholders	483	240

2,465	Adjusted operating profit	1,160	1,165
1,542	Adjusted profit attributable to parent companies’ shareholders	737	749

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$1.08	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$0.81	$0.42
$0.90	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.67	$0.37
	Adjusted earnings per American Depositary Share (ADS)
$2.88	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.30	$1.46
$2.21	Reed Elsevier NV (Each ADS comprises two ordinary shares)	$1.01	$1.12

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.
Combined statement of cash flows

Year ended			$
31 December		Six months ended 30 June
2009		2010	2009
US$m		US$m	US$m

1,870	Net cash from operating activities	1,204	730
(493)	Net cash used in investing activities	(220)	(284)
(904)	Net cash used in financing activities	(961)	(416)

473	Increase in cash and cash equivalents	23	30

2,446	Adjusted operating cash flow	1,137	1,068

Reed Elsevier 2010 Interim Results      40
Additional information for
US investors
Combined statement of financial position

As at			$
31 December		As at 30 June
2009		2010	2009
US$m		US$m	US$m

14,186	Non-current assets	13,466	14,364
4,167	Current assets	3,408	3,218
8	Assets held for sale	4	—

18,361	Total assets	16,878	17,582

6,259	Current liabilities	5,446	6,131
9,244	Non-current liabilities	9,000	10,396
8	Liabilities associated with assets held for sale	—	—

15,511	Total liabilities	14,446	16,527

2,850	Net assets	2,432	1,055

Reed Elsevier 2010 Interim Results      41
Directors’ responsibility statement
The directors confirm that to the best of their knowledge the condensed combined financial information and respective condensed consolidated parent company financial information, which have been prepared in accordance with IAS34 — Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the combined businesses and respective parent company groups, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
At the date of this statement, the directors of Reed Elsevier PLC and Reed Elsevier NV are those listed in the Reed Elsevier Annual Reports and Financial Statements 2009 with the exception of Dien de Boer-Kruyt, who retired from the Reed Elsevier NV Supervisory Board in April 2010.

By order of the Board of Reed Elsevier PLC 28 July 2010	By order of the Combined Board of Reed Elsevier NV 28 July 2010

A J Habgood	M H Armour	A J Habgood	M H Armour
Chairman	Chief Financial Officer	Chairman of the Supervisory	Chief Financial Officer
Board and the Combined
Board

Reed Elsevier 2010 Interim Results      42
Independent review report
to Reed Elsevier PLC and Reed Elsevier NV
Introduction
We have been engaged by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the Combined Businesses”) for the six months ended 30 June 2010 which comprises the condensed combined income statement, condensed combined statement of comprehensive income, condensed combined statement of cash flows, condensed combined statement of financial position, condensed combined statement of changes in equity and related notes 1 to 8.
We have also reviewed the summary financial information of Reed Elsevier PLC and Reed Elsevier NV for the six months ended 30 June 2010 which comprise, respectively, the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related notes 1 to 6. We have read the other information contained in the Reed Elsevier Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the United Kingdom Auditing Practices Board, and Dutch Law. Our review work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The Reed Elsevier Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and Dutch law. The annual financial statements of Reed Elsevier PLC and Reed Elsevier NV are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and Dutch Law.
Our responsibility
Our responsibility is to express to Reed Elsevier PLC and Reed Elsevier NV a conclusion on the accompanying financial information based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the United Kingdom Auditing Practices Board, and Dutch Law. A review of interim financial information consists principally of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (United Kingdom and Ireland) and Dutch Law, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Transparency and Disclosure Rules of the United Kingdom’s Financial Services Authority and Dutch law.

Deloitte LLP	Deloitte Accountants BV
Chartered Accountants and Statutory Auditors	A. Sandler
London	Amsterdam
United Kingdom	The Netherlands
28 July 2010	28 July 2010

Reed Elsevier 2010 Interim Results      43
Investor information
Financial calendar

2010
29 July	PLC NV	Interim results announcement for the six months to 30 June 2010

4 August	PLC NV	Ex-dividend date — 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs

6 August	PLC NV	Record date — 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs

27 August	PLC NV	Payment date — 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares

3 September	PLC NV	Payment date — 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs

18 November	PLC NV	Interim management statement issued in relation to the 2010 financial year
2011

17 February	PLC NV	Results announcement for the year to 31 December 2010

19 April	PLC NV	Interim management statement issued in relation to the 2011 financial year

28 July	PLC NV	Interim results announcement for the six months to 30 June 2011
Listings

Reed Elsevier PLC	Reed Elsevier NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) — ISIN No. GB00B2B0DG97	Ordinary shares (REN) — ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RUK) — CUSIP No. 758205207	American Depositary Shares (ENL) — CUSIP No. 758204200
Each ADR represents four ordinary shares	Each ADR represents two ordinary shares

Reed Elsevier 2010 Interim Results      44
Investor information
Contacts

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
Tel: +44 (0)20 7930 7077	Tel: +31 (0)20 485 2222
Fax: +44 (0)20 7166 5799	Fax: +31 (0)20 485 2032

Auditors
Deloitte LLP	Deloitte Accountants B.V.
2 New Street Square	Orlyplein 50
London EC4A 3BZ	1043 DP Amsterdam
United Kingdom	The Netherlands

Registrar	Listing/paying agent	Reed Elsevier PLC and Reed Elsevier NV
Equiniti Limited	Royal Bank of Scotland	ADR Depositary
Aspect House	Gustav Mahlerlaan 10	BNY Mellon Shareowner Services
Spencer Road	1082 PP Amsterdam	480 Washington Blvd 27th Floor
Lancing	The Netherlands	Jersey City, NJ 07310
West Sussex		USA
BN99 6DA		Tel: +1 888 269 2377
United Kingdom		+1 201 680 6825 (outside the US)
Tel: 0871 384 2960 (calls charged at 8p		email: https://vault.bnymellon.com
per minute from a BT landline, other		www.adrbny.com
telephony providers’ costs may vary)
+44 121 415 7593 (non-UK callers)
www.shareview.co.uk

For further investor information visit:
www.reedelsevier.com
This announcement is available on
the Reed Elsevier website. Copies are
available to the public from the
registered offices of the respective
companies shown above.